Exhibit 99.9

1 U P X 3.a. - John Elkann For Against Abstain 3.c. - Richard Palmer 4.a. - Ronald L. Thompson For Against Abstain 4.c. - Andrea Agnelli 4.e. - Glenn Earle 3.b. - Michael Manley For Against Abstain 4.b. - John Abbott For Against Abstain 4.d. - Tiberto Brandolini d’Adda 4.f. - Valerie A. Mars 4.g. - Michelangelo A. Volpi 4.h. - Patience Wheatcroft 4.i. - Ermenegildo Zegna 6.3. Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association FIAT CHRYSLER AUTOMOBILES NV Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 030CCB + + Proposals — The Board of Directors recommend a A vote FOR proposals 2.d. - 9. IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Annual General Meeting Proxy Card 2.d. Adoption of the 2018 Annual Accounts For Against Abstain 2.e. Approval of the 2018 Dividend 2.f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2018 3. APPOINTMENT OF THE EXECUTIVE DIRECTORS 4. APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS 5. Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company For Against Abstain 6. DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ISSUE SHARES IN THE CAPITAL OF THE COMPANY AND TO LIMIT OR TO EXCLUDE PRE-EMPTIVE RIGHTS 6.1. Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association For Against Abstain 6.2. Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude preemption rights for common shares as provided for in article 7 of the Company’s articles of association 7. Delegation to the Board of Directors of the Authority to Acquire Common Shares in the Capital of the Company 8. Proposal to cancel all special voting shares held by the Company in its own share capital as specified in article 9 of the Company’s articles of association 000004 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE SACKPACK 1234 5678 9012 345 MMMMMMMMM MMMMMMMMMMMMMMM 4 0 7 0 6 1 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T C123456789 MMMMMMMMMMMM MMMMMMM 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext If no electronic voting, delete QR code and control # Ä You may vote online or by phone instead of mailing this card. Online Go to www.investorvote.com/FCAU or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/FCAU Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Votes submitted electronically must be received by 5:00 p.m., Eastern Daylight Time, on April 5, 2019. Your vote matters – here’s how to vote!

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/FCAU ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 12, 2019 The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Fiat Chrysler Automobiles N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 12, 2019, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands commencing at 12:00 NOON Central European Summer Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. Proxy — FIAT CHRYSLER AUTOMOBILES NV qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q B Non-Voting Items + + Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C Authorized Signatures — This section must be completed for your vote to be counted. Please date and sign below. 9.a. Approval of awards to the CEO For Against Abstain 9.b. Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with article 14.6 of the Company’s articles of association 9. APPROVAL OF AWARDS TO EXECUTIVE DIRECTORS Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual General Meeting.